

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>MAIL STOP 4561</u>

November 29, 2007

Mark E. Rose, Chief Executive Officer
Grubb and Ellis Realty Advisors, Inc.
500 West Monroe Street, Suite 2800
Chicago, IL 60661

> **Re: Grubb and Ellis Realty Advisors, Inc.**
> **Amendment No. 3 to Proxy Statement on**
> **Schedule 14A**
> **Filed November 9, 2007**
> **File No. 001-32753**

Dear Mr. Rose,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please expand your disclosure with respect to the three acquired properties to describe any 10% tenants, the expiration date of 10% tenant leases, the average effective annual rental per square foot for each building and a 10-year schedule of lease expirations for each building or on a portfolio basis.

2. We note your response to comment one of our letter dated October 23, 2007 and the revised disclosure that a purchaser after the record date would be able to make or alter any vote so long as such purchases received the "accompanying proxy." Please revise to clarify how the insiders or their designees are able to make or alter a vote if they are not the holders of the shares on the record date.

3. Please revise to clarify the circumstances that would lead you, your officers, directors, affiliates, or designees to privately negotiate purchases with shareholders who have already submitted votes/proxies or expressed intentions to vote against the proposed business combination. Clarify how you will select those shareholders.

4. Please revise to discuss the purpose of having you, your officers, directors, affiliates or designated third parties purchase shares in privately negotiated transaction instead of in the open market based on listed prices, if you decide to engage in such activities.

5. Please revise to clarify how you will update shareholders on any purchases you, your officers, directors, affiliates, or designated third parties will make or agree to make prior to your shareholders meeting.

* * * *

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the financial statements may be directed to Yolanda Crittendon at (202) 551-3472. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3852.

Sincerely,

Michael McTiernan
Special Counsel

Cc: Clifford Brandeis
        Fax No. 212-223-6433